FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month October 2015 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On October 14, 2015 the registrant and TPSCo Announce 10th Annual US Technical Global Symposium (TGS) on November 17-19, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 14, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz and TPSCo Announce 10th Annual US Technical Global Symposium (TGS) on November 17-19, 2015

Offers engaging Leadership Forum on Advanced Technology Solutions for Wireless, Image Sensors, Power Management, and other Analog
Semiconductor Markets

TGS includes special events for Suppliers, Investors, and Customers

MIGDAL HA’EMEK, Israel and NEWPORT BEACH, Calif., October 14, 2015 – TowerJazz, the global specialty foundry leader, and TowerJazz Panasonic Semiconductor Co. (TPSCo), the leading analog foundry in Japan, today announced details with respect to their US Technical Global Symposium (TGS) that will take place at the Radisson Newport Beach (Calif.) on November 17 – 19, 2015.  This year’s symposium will include special events for suppliers, investors and customers and will focus on the theme, “Specialty IC Manufacturing for a Smart World,” highlighting leadership strategies, managing change, and the key megatrends that are driving rapid growth in analog/mixed-signal applications.

On November 17, TGS US will commence with a special Supplier Day, “Growing Together through Collaboration and Partnership,” followed by a reception for customers, investors, and suppliers. During Supplier Day, TowerJazz and TPSCo partners will hear updates from company executives on the business, global operations and the latest specialty technologies. In addition, awards in various categories will be presented to outstanding suppliers.

November 18 will host TGS Commercial Day in conjunction with TowerJazz Investor Day. Investors and analysts are invited to attend and learn from TowerJazz’s CEO, CFO and other executives about the company’s business, financial strategy and performance as well as TowerJazz and TPSCo’s extended and advanced technology offerings, unique capabilities, and dual sourcing at the companies’ six worldwide manufacturing facilities. Throughout the day, TowerJazz executives will present and discuss the company’s growth strategy and its advanced specialty analog solutions across all of its business units, while executives from leading semiconductor companies will present customer success stories.

On November 19, concluding TGS, there are sessions dedicated to TowerJazz’s US Aerospace & Defense (A&D) customers. The day is comprised of exciting and informative presentations from key leaders in the government and defense arena. The A&D focused day will provide a more in depth understanding of how this community is leveraging current and future foundry offerings for success in the government and defense segment – specifically in the areas of ROIC, Infrared technology, visible low light CIS, RF HPA and more.

“We are especially excited about TGS in the US this year as we are offering a combined venue with specific events for our current and future customers, investors and suppliers, providing an engaging forum for discussion on leadership strategies focused on the megatrends comprising the Internet of Things (IoT), wireless (RF), green (power) and smart systems (sensors), all of which are driving growth in today’s semiconductor industry,” said Russell Ellwanger, TowerJazz’s CEO. “TowerJazz and TPSCo, along with our customers and partners, are at the forefront of the most innovative technologies of our time. We are pleased and proud to host our 10th annual technical symposium; a platform to share ideas and technological advances as we continue to pioneer in the global specialty analog marketplace.”

To register for any of the TGS special event days (Supplier, Investor, Commercial, and/or A&D), please visit: http://www.towerjazz.com/events.html.

Sponsors at TGS events include: ANSYS, ARM, Cadence, GDSI, Keysight Technologies Inc., Mentor Graphics, PacTech, Photronics, Presto Engineering, Silvaco, SST (Silicon Storage Technology) and Synopsys.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.  For more information, please visit www.towerjazz.com.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.tpsemico.com.

About TowerJazz Panasonic Semiconductor Co.
TowerJazz Panasonic Semiconductor Co., Ltd. (TPSCo) was established by Panasonic Corporation (NASDAQ ADS: PCRFY, TYO: 6752), 51% of which was acquired by Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and 49% of which is now held by Panasonic Semiconductor Solutions Co., Ltd. TPSCo has three manufacturing facilities in Hokuriku, Japan which have been producing large scale integrated circuits for over 30 years. Areas of process technology focus include: high dynamic range image sensors (CIS and CCD), integrated power devices (BCD, SOI, and LDMOS) and high frequency silicon RFCMOS.  With over 120 qualified silicon process flows on 200mm and 300mm wafers from super micron to 45nm as well as internal back end processing, assembly and test services, TPSCo provides both IDMs and fabless companies with unparalleled semiconductor manufacturing quality and technology, including in-house turnkey services.  For more information, please visit https://www.tpsemico.com/.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Limor Silberberg | +972-4-604-7249| limor.silberberg@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com